nationalgrid

8 December 2016

Sale of majority interest in National Grid Gas Distribution
Proposed one-off £4 billion return of capital to shareholders

National Grid plc (“National Grid”) is pleased to announce that it has today entered into an agreement to sell a 61% equity interest in its UK gas distribution business (“NGGD”) to a consortium (the “Consortium”) of long-term infrastructure investors (the “Transaction”). The Consortium comprises Macquarie Infrastructure and Real Assets (“MIRA”), Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships.

The terms of the Transaction imply an enterprise value for NGGD of approximately £13.8 billion*. In consideration for the sale of its equity interest, on completion National Grid will receive a payment of £3.6 billion in cash from the Consortium (subject to certain completion adjustments) and will own a 39% minority equity interest in a new holding company for NGGD (“GasD HoldCo”). In addition, National Grid will receive £1.8 billion from additional debt financing.

Following completion of the Transaction, National Grid intends to return £4 billion of net proceeds to shareholders through the combination of a special dividend (together with a share consolidation) and share buy-backs. At least 75% of the net proceeds are expected to be returned via a special dividend in Q2 of calendar year 2017. Net proceeds are calculated after retaining £0.7 billion of the additional debt financing, in order to maintain the equity value of our 39% interest in NGGD, and after deduction of costs of around £0.5 billion. A further announcement regarding the nature and timing of the capital return will be made in due course.

Completion of the Transaction is conditional on the receipt of merger clearance from the European Commission. Subject to satisfaction of this condition, National Grid expects that the Transaction will complete on or prior to 31 March 2017.

National Grid and the Consortium have also expressed an interest in relation to the potential future sale and purchase of an additional 14% of equity in GasD HoldCo on broadly equivalent financial terms to the Transaction. Further details will be announced if agreement is reached.

In conjunction with the transaction the Board has agreed a voluntary distribution of £150 million for the benefit of energy consumers. National Grid takes very seriously the role it plays in people’s daily lives and believes it has a responsibility to ensure that our wider stakeholders benefit from the incremental value of the NGGD sale.

John Pettigrew, Chief Executive of National Grid, said:
“Today’s announcement follows a highly competitive sale process. It represents an important milestone in the evolution of National Grid and is a good outcome for our customers, employees, and shareholders. The Consortium, has a long-term commitment to the UK with significant experience in owning infrastructure assets, and we look forward to working with them as the gas distribution business continues to deliver a safe and reliable service.

“On completion, National Grid’s portfolio will be rebalanced towards higher growth assets, whilst maintaining a strong balance sheet and supporting our sustainable dividend policy.”

Martin Stanley, Global Head of MIRA, on behalf of the consortium said:
“This is a well-established business and we are confident that as investors we can continue to provide both high quality infrastructure for the UK and appropriate risk-adjusted returns for investors. MIRA has long standing operational experience in managing utilities and critical infrastructure in the UK, across Europe and around the world and we are committed to being a long term investor in and a responsible custodian of National Grid Gas Distribution.”
The Transaction constitutes a class 2 transaction for the purposes of the UK Financial Authority’s Listing Rules and, as such, does not require National Grid shareholders’ approval.

Following completion, National Grid’s interest in GasD HoldCo will be accounted for under the equity method of accounting.

Morgan Stanley, Robey Warshaw and Barclays acted as financial advisers to National Grid.

• Includes positive fair value adjustments of approximately £0.4 billion on debt novated from National
Grid Gas plc in connection with the Transaction.

Inside Information

This announcement is being disclosed in accordance with the Market Abuse Regulation (EU596/2014) and has been determined to contain inside information in line with the definition therein.

Conference call details
National Grid will host an analyst call at 08:30 (GMT) today.

Standard International Access: UK Toll Free: Password:	+44 (0) 20 3003 2666 0808 109 0700 National Grid

Replay will be available for 7 days:
Dial +44 (0) 20 8196 1998 followed by Access Pin 9263325#

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
David Brining	+44 (0)20 7004 3166
Media
Sean Kemp	+44 (0)20 7004 3149
Laura Kenny	+44 (0)78 7968 0057

About NGGD

NGGD is the largest distributor of gas in the UK, distributing gas to nearly 11 million households and businesses. It owns and operates four regulated gas distribution networks covering a geographically defined service territory that spreads across the East of England, North London, the North West and the West Midlands. This includes some of the largest and most densely populated cities in the UK, including London, Birmingham and Manchester. As of 31 March 2016, NGGD had more than 130,000 kilometres of pipeline and a workforce of nearly 5,700 full-time equivalents. At 31 March 2017, the estimated regulated asset value of NGGD will be approximately £9 billion. NGGD had gross assets of £8.7 billion as at 30 September 2016 and reported a profit before tax of £717 million for the financial year to 31 March 2016.

About National Grid

National Grid (LSE:NG.; NYSE:NGG) is one of the world’s largest investor-owned utilities focused on transmission and distribution activities in electricity and gas in both the UK and the US. It owns and maintains the high-voltage electricity transmission system in England and Wales, and operates the system across Britain. It is also the sole owner and operator of gas transmission infrastructure in the UK. The company also owns electricity transmission and distribution as well as gas distribution networks in the North Eastern states of the US.

About Allianz

Allianz represents one of the world’s strongest financial communities, offering a broad range of insurance and asset management services. In 2015, Allianz employed around 142,000 staff in some 70 countries and achieved total revenues of 125.2 billion euros and an operating profit of 10.7 billion euros. Allianz Group managed an investment portfolio of around 640 billion euros. Additionally our asset managers Allianz GI and PIMCO managed 1.3 trillion euros of third party money. Allianz is active in a wide variety of sectors including real estate, infrastructure, renewable energy and equity and debt. Allianz’s long-term value strategies maximize risk-adjusted returns.

Allianz Capital Partners is the Allianz Group’s in-house investment manager for alternative investments. With offices in Munich, London, New York and Singapore Allianz Capital Partners manages more than EUR 16 billion of alternative assets. The investment focus is on infrastructure, renewables as well as private equity funds. ACP’s investment strategy is targeted to generate attractive, long-term and stable returns while diversifying the overall investment portfolio for the Allianz Group insurance companies.

About Amber Infrastructure Group

Amber is a leading international infrastructure specialist, providing asset management and investment advisory services in respect of over £6 billion of assets in the UK, Europe, Australia and North America. Amber’s core business focuses on sourcing, developing, advising on, investing in and managing infrastructure assets within the utilities, PPP, transport, renewable energy and regeneration sectors. Amber provides investment advisory services to International Public Partnerships Limited as well as private investment funds, specialising in urban regeneration. Amber is headquartered in London with offices in Munich, Sydney, Melbourne and San Francisco and employs over 90 people, making it one of the largest international infrastructure specialists.

About Dalmore Capital Limited

Dalmore Capital Limited (Dalmore) is an independent UK fund manager currently managing over £2.0bn for institutional investors across eleven investment vehicles including discretionary-managed funds, co-investment accounts and single account mandates. Dalmore has offices in London and Edinburgh and invests in lower risk UK infrastructure, in both greenfield and brownfield assets. In 2014, Dalmore was appointed as discretionary manager for the Pensions Infrastructure Platform, a £535m fund established for long-term investment in operational UK infrastructure assets, targeting yielding assets with inflation-linked returns.

About CIC Capital Corporation

China Investment Corporation, the parent company of CIC Capital Corporation, was established in 2007 as a wholly state-owned company with initial capital of US$200 billion. It was created as a vehicle to diversify China’s foreign exchange holdings and maximise returns for its shareholder within acceptable risk tolerance.

CIC Capital was incorporated in January 2015 with a mandate to specialise in making direct investments to refine CIC’s overall portfolio management and enhance investment on long-term assets. Approximately 22% of CIC’s overall portfolio is currently invested in long-term assets. On direct investments in developed markets, CIC deploys capital in selected opportunities which are weighted towards real infrastructure assets generating steady cash returns.

About Hermes Investment Management

Hermes is focused on delivering superior, sustainable, risk adjusted returns for our clients – responsibly. Our goal is to help people invest better, retire better and create a better society for all. Hermes manages assets on behalf of more than 330 clients* across equities, fixed income, alternatives and real estate, with £28.6 billion* assets under management. In Hermes EOS, we have the industry’s leading engagement resource, advising on £237 billion* of assets.

• Includes £5.4bn of assets managed or under an advisory agreement by Hermes GPE LLP (“HGPE”), a joint venture between Hermes Fund Managers Limited (“HFM”) and GPE Partner Limited. HGPE is an independent entity and not part of the Hermes group. £0.2bn of total group AUM figure represents HFM mandates under advice. Source: Hermes as at 30 September 2016.

About International Public Partnerships

International Public Partnerships (‘INPP’) is a listed infrastructure investment company which invests in global public infrastructure projects developed under the public private partnerships (‘PPP’), private finance initiative (‘PFI’), regulated asset and other similar procurement methods. Listed in 2006, INPP is a long-term investor in 126 social and transport infrastructure projects, including schools, hospitals, courts, police headquarters, transport and utility and transmission projects in the UK, Europe, Australia and North America. INPP seeks to provide its shareholders with both a long-term yield and capital growth through investment across both construction and operational phases typically of 25-40 year concessions. Amber Infrastructure Group (‘Amber’) is the Investment Advisor to INPP and has around 90 dedicated staff who manage, advise on and originate projects for INPP.

About Macquarie Infrastructure and Real Assets

Macquarie Infrastructure and Real Assets (‘MIRA’), a division of the Macquarie group of companies, is the world’s largest infrastructure manager with over £70 billion in infrastructure assets under management across 27 countries and c.400 employees globally. In total MIRA has circa 115 infrastructure assets including more than 40 utilities and energy related companies under management through a range of listed and unlisted vehicles globally. In Europe, MIRAEL has to date raised and invested through five dedicated European infrastructure funds with equity capital of over €14 billion.

About Qatar Investment Authority

Qatar Investment Authority (“QIA”) is the sovereign wealth fund of the State of Qatar. QIA was founded in 2005 to strengthen the country’s economy by diversifying into new asset classes. Building on the heritage of Qatar investments dating back more than three decades, its growing portfolio of long-term investments help complement the state’s huge wealth in natural resources.

Headquartered in Doha, and with a subsidiary in New York (QIA Advisory), QIA is structured to operate at the very highest levels of global investing. As a world class investor, QIA adheres to the strictest financial and commercial disciplines. It has a strong track record of investing in infrastructure and in the UK as well as in different asset classes, including listed securities, property, alternative assets and private equity in all the major capital markets as well as the newer emerging markets.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.